

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2019

Kevin R. Karas
Senior Vice President Finance and Chief Financial Officer
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

   Re: National Research Corporation
    Registration Statement on Form S-3
    Filed July 3, 2019
    File No. 333-232534

Dear Mr. Karas:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Beverages, Apparel and
           Mining

cc: Russell E. Ryba